IAC Acquisition Partners
                           c/o 82 Powder Point Avenue
                                Duxbury, MA 02332


James A. Read
IAC Holdings, Inc.
100 Stamford Place
Stamford, CT  06902

February 9, 1998

Dear Mr. Read:

This letter records our agreement in connection with your acquisition of a controlling interest in Industrial Acoustics Company, Inc. ("IAC"), and the compensation to be paid to IAC Acquisition Partners ("IACAP") for its services provided in connection therewith.

IACAP will receive the following compensation with the acquisition:

(a) A due diligence and consulting fee, payable in cash at closing, equal to 1.5% of the total consideration (not including closing costs) payable for IAC shares purchased by IAC Holdings, Inc.

(b) An option to acquire stock in IAC Holdings, Inc. equal to 12% on a fully diluted basis, to be fully vested on closing and exercisable upon the sale by Holdings of all or a majority of its interest in IAC.

The option exercise price shall be equal to Holdings' average net price per IAC share. The options shall contain anti-dilution protection providing that the options held by IACAP shall never fall below 10% on a fully diluted basis.


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In addition, IACAP shall have the right (but not the obligation) to invest in
IAC Holdings, at closing, on the same terms as you, up to a total of $500,000.

Very truly yours,


/s/ Karen A. Stepinski
for IAC Acquisition Partners

Accepted and agreed to:
on February 9, 1998

/s/ James A. Read
James A. Read, for
IAC Holdings, Inc.